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                             -------------------------

                                      FORM 8-A

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                                 SCHLOTZSKY'S, INC.
               (Exact name of registrant as specified in its charter)

                  Texas                                74-2654208
         (State of incorporation                    (I.R.S. Employer
            or organization)                       Identification No.)


                      203 Colorado Street, Austin, Texas 78701
                (Address of Principal Executive Offices) (Zip Code)

                             -------------------------

         Securities to be registered pursuant to Section 12(b) of the Act:


           Title of each class                    Name of each exchange
            to be registered                     on which each class is
                                                    to be registered
           -------------------                   ----------------------
                  None                                     None


Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights.

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On December 18, 1998, the Board of Directors of Schlotzsky's, Inc. (the "COMPANY") adopted a Stockholder Rights Plan, providing that one right (a "RIGHT") will be attached to each share of common stock, no par value, of the Company (the "COMMON STOCK") as of December 30, 1998 (the "RECORD DATE"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Class C Series A Junior Participating Preferred Stock, no par value (the "PREFERRED STOCK"), at a Purchase Price of $75.00 per one one-hundredth of a share (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "RIGHTS AGREEMENT"), dated as of December 18, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent (the "RIGHTS AGENT").

     Initially, the Rights will be attached to all Common Stock certificates representing shares outstanding as of the Record Date, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock and a distribution date ("Distribution Date") will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "STOCK ACQUISITION DATE"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights Agreement provides that John C. Wooley, Jeffrey J. Wooley and certain of their successors and affiliates, who together will be beneficial owners of approximately 12.5% of the Common Stock of the Company outstanding on December 18, 1998, are excluded from the definition of "Acquiring Person."

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 18, 2008, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger or combination with any Acquiring Person, or any Associate or Affiliate of any Acquiring Person, and its

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Common Stock remains outstanding, (ii) any Acquiring Person, or any Associate or Affiliate of any Acquiring Person, engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, (iii) an Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock or 20%, or (iv) during such time as there is an Acquiring
Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (E.G., a reverse stock split or recapitalization), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person, or an Associate or Affiliate of any Acquiring Person, will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $75 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Common Stock with a value of $150 (or other consideration, as noted above) for $75. Assuming that the Common Stock had a per share value of $75 at such time, the holder of each valid Right would be entitled to purchase 2.0 shares of Common Stock for $75. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock, cash, or other property equivalent to one share of Common Stock (with a value of $75) without the payment of any consideration other than the surrender of the Right.

     In the event that following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) will thereafter have the right (a flip-over right) to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be

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issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. The ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person, or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption will be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached as an exhibit and incorporated by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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                                     SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   SCHLOTZSKY'S, INC.



                                   By: /s/ John C. Wooley
                                      ---------------------------------------
                                   Name: John C. Wooley
                                        -------------------------------------
                                   Title: Chairman of the Board and President
                                         ------------------------------------

Date: December 18, 1998

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                                 INDEX TO EXHIBITS


                                                             Sequentially
                 Description of Exhibit                      Numbered Page
                 ----------------------                      -------------

 1.   Articles of Incorporation of the Registrant, as             --
      amended (incorporated by reference to Exhibit to
      the Registrant's Registration Statement on Form
      S-1 (Registration No. 33-98004) filed with the
      Securities and Exchange Commission on October 12,
      1995)
 2.   Statement of Resolutions Regarding the Designation          --
      Rights, Preferences, and Rights of Class C Series A
      Junior Participating Preferred Stock of the Registrant
      (included as Exhibit A in Exhibit 3 filed herewith).
 3. Rights Agreement dated as of December 18, 1998 between the Registrant and Harris Trust and Savings Bank, as the Rights Agent (filed herewith).